

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Christopher Jones
Chief Financial Officer
Odyssey Marine Exploration, Inc.
205 S. Hoover Boulevard
Suite 210
Tampa, Florida 33609

   Re: Odyssey Marine Exploration, Inc.
    Registration Statement on Form S-3
    Filed May 23, 2023
    Amendment No. 1 to Form S-3
    Filed May 23, 2023
    File No. 333-272092

Dear Christopher Jones:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Purcell at 202-551-5351 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: David Doney